Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

October 23, 2019	Davina K. Kaile dkaile@pillsburylaw.com

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Geoffrey Kruczek, Esq., Special Counsel
Thomas Jones, Esq., Legal Staff Attorney
Kevin Kuhar, Accounting Branch Chief
Gary Newberry, Senior Staff Accountant

Re:	SiTime Corporation
Registration Statement on Form S-1
Submitted September 27, 2019
CIK No. 0001451809

Dear Ladies and Gentlemen:

On behalf of SiTime Corporation (the “Company”), transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), is the Company’s Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. We are also sending the staff of the Securities and Exchange Commission a copy of this letter along with four copies of the Registration Statement marked to show all changes from the amendment to the Company’s Draft Registration Statement on Form S-1 as confidentially submitted on September 27, 2019.

Should you have any questions, please do not hesitate to contact me at (650) 233-4564.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

Enclosures

cc:	G. Kruczek (w/out encs.)
K. Kuhar (w/out encs.)
G. Newberry (w/out encs.)

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